March 19, 2020

Gerald McMahon, Ph.D.
President and Chief Executive Officer
Harpoon Therapeutics, Inc.
131 Oyster Point Blvd, Suite 300
South San Francisco, California 94080

       Re: Harpoon Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237175

Dear Dr. McMahon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jonie Ing Kondracki - Cooley LLP